Exhibit 99.2

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

9 North West Fourth Ring Road

Yingu Mansion Suite 1708

Haidian District Beijing

People’s Republic of China

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held at 10:00 a.m. on June 28, 2019 (Beijing Time)

(Record Date – June 4, 2019)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yang (Sean) Liu and Lili Jiang, as proxies of the undersigned, with full power to appoint their substitute, and hereby authorizes them to represent and to vote all the shares of stock of China Advanced Construction Materials Group, Inc. (the “Company”) which the undersigned is entitled to vote, as specified below on this card, at the Annual Meeting of Shareholders of the Company on Friday, June 28, 2019, at 10:00 a.m., Beijing Time, at 9 North West Fourth Ring Road, Yingu Mansion Suite 1708, Haidian District, Beijing, People’s Republic of China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxies to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR ALL”

FOR PROPOSAL 2 AND “FOR” FOR PROPOSALS 1 AND 3 TO 5 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To approve and adopt an amendment and restatement of the Company’s memorandum and articles of association, to change the Company’s name from “China Advanced Construction Materials Group, Inc.” to “Huitao Technology Co., Ltd.”;

For	Against	Abstain
O	O	O

PROPOSAL 2: To elect the nominees listed in the Proxy Statement to the Company’s Board of Directors;

NOMINEES:

01 Yang (Sean) Liu	02 Lili Jiang	03 Yan Zhang	04 Jiehui Fan	05 Wei Pei

For All	Withhold All	For All Except
O	O	O

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and circle the number next to each nominee you wish to withhold.

PROPOSAL 3: To authorize and approve the Company’s 2019 Equity Incentive Plan;

For	Against	Abstain
O	O	O

PROPOSAL 4: To ratify the selection of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for 2019;

For	Against	Abstain
O	O	O

PROPOSAL 5: To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For	Against	Abstain
O	O	O

Please indicate if you intend to attend this meeting    ☐ YES    ☐ NO

Signature of Shareholder:
Date:
Name shares held in (Please print):	Account Number (if any):
No. of Shares Entitled to Vote:	Stock Certificate Number(s):

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: